J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

June 13, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey P. Riedler, Assistant Director

  Scott Wuenschell

  Joel Parker

  Christina De Rosa

  Dan Greenspan

Re:	ZS Pharma, Inc.

Registration Statement on Form S-1

Filed on May 15, 2014

Registration File No. 333-195961

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of ZS Pharma, Inc. (the “Company”) for acceleration of the effective date of the above-referenced registration statement so that it becomes effective at 1:00 p.m., Eastern time, on June 17, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC CREDIT SUISSE SECURITIES (USA) LLC Acting severally on behalf of themselves and the several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Benjamin Burdett
Vice President

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Kristin DeClark
Kristin DeClark
Director

[Signature page to Underwriters’ Acceleration Request]